Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

PreMD Inc. (the “Company”)
4211 Yonge Street, Suite 615
Toronto, ON
M2P 2A9

ITEM 2 Date of Material Change

March 20, 2007

ITEM 3 News Release

Press releases were disseminated on March 21, 2007 through Canada Newswire.

ITEM 4 Summary of Material Change

The Company announced that it has entered into an agreement with Midsummer Investment, Ltd. with respect to a private placement. Several additional existing institutional investors have also agreed to participate. Under the terms of the private placement, the Company will sell approximately 2.9 million units at a price of Cdn. $1.33 per unit, for gross proceeds of up to Cdn. $3.89 million.

ITEM 5 Full Description of Material Change

See press release dated March 21, 2007, attached hereto as Schedule “A”.

ITEM 6 Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

ITEM 7 Omitted Information

N/A

ITEM 8 Executive Officer

Ron Hosking
Vice President, Finance and Chief Financial Officer
Telephone: 416.222.3449
Fax: 416.222.4533

ITEM 9 Date of Report

March 21, 2007

SCHEDULE “A”

PreMD Announces Private Placement

TORONTO, March 21 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has entered into an agreement with Midsummer Investment, Ltd. with respect to a private placement. Several additional existing institutional investors have also agreed to participate. Under the terms of the private placement, PreMD will sell approximately 2.9 million units at a price of Cdn. $1.33 per unit, each unit consisting of one common share and one half of one common share purchase warrant, for gross proceeds of up to Cdn. $3.89 million. Each whole warrant shall be exercisable at a price of Cdn.$1.66 per share for a period of three years from the closing date. The proceeds from the private placement are to be used for general corporate purposes.

The closing of the private placement is subject to certain conditions including receipt of approval to the private placement from the American Stock Exchange. PreMD expects that closing will occur on or about March 30, 2007.

"I am pleased by the ongoing support from our shareholders as we continue to make progress on a number of fronts," said Dr. Brent Norton, President and Chief Executive Officer of PreMD. "Following our reacquiring the rights to the PREVU technology, we have been actively evaluating multiple sales and distribution options including having discussions with potential partners. In addition, we are poised to better capture the potential of the PREVU product line, including the use of PREVU(*)LT for the insurance industry, as well as the possibility for an expanded claim for PREVU(*)POC based on our PASA data, which we expected to be reported shortly. We remain focused on expanding the market for our existing products while advancing our pipeline of products in development."

The common shares to be issued at closing and the shares issuable upon exercise of the warrants will be subject to a Canadian statutory hold period for four months and a day after the closing date. In addition, the common shares to be issued at closing and the shares issuable upon exercise of the warrants have not been registered with the United States Securities and Exchange Commission (the "SEC") or the securities commission of any state in reliance upon one or more exemptions from the securities registration requirements pursuant to the Securities Act of 1933, as amended (the "US Securities Act"), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in accordance with applicable state securities laws.

PreMD has also agreed to prepare, and use its commercially reasonable best efforts to file with the SEC on or before the date which is 120 days after the closing date of the transaction, a registration statement (the "Registration Statement") covering the resale of all of the common shares issuable at closing and the common shares issuable upon exercise of the warrants (the "Registrable Securities"). PreMD has agreed to use its commercially reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing of the Registration Statement, and shall use its commercially reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until all Registrable Securities have been sold or may be sold without volume restrictions pursuant to Rule 144(k). PreMD is subject to material penalties if it is unable to fulfill these obligations pursuant to a registration Rights Agreement associated with this financing.

About PreMD

PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(*) Skin Sterol Test. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

(*) Trademark

For further information: Brent Norton, President and CEO, Tel: (416) 222-3449 ext. 22, Email: bnorton@premdinc.com; Ron Hosking, Chief Financial Officer, Tel: (416) 222-3449 ext. 24, Email: rhosking@premdinc.com